

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-Mail
Mr. David P. Southwell
Chief Financial Officer and Executive Vice President
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464

> **Re: Human Genome Sciences, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on February 24, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed on April 29, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on March 30, 2011**
> **File No. 001-14169**

Dear Mr. Southwell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief